

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

February 14, 2007

Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
c/o PLM International Inc.
555 Fifth Avenue
New York, NY 10017

> **Re:** **Stoneleigh Partners Acquisition Corp.**
> **Amendment No 6 to Registration Statement on Form S-1**
> **File No. 333-133235**
> **Filed January 24, 2007**

Dear Mr. Engle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the company has added disclosure indicating that it will utilize interest earned on the trust account to partially finance its search for an acquisition. Please clarify your disclosure – in all applicable sections, including the "Summary," "Use of Proceeds," and "Management's Discussion and Analysis" to: (1) more clearly describe the amounts and timing of any interest being used; (2) disclose the maximum amount of interest that may be used; and (3) address whether the company believes the amount and timing of the interest received will be sufficient for the company's operational needs.

2.   The company has added two new "Senior Advisors" from its last amendment. As these Senior Advisors would appear to have duties and responsibilities distinct from your officers and directors, we believe additional clarification is warranted. Accordingly, please revise your disclosure to address what, if any, fiduciary duties these Advisors will owe to the company as well as how potential conflicts of interest will be handled with respect to their other positions. In addition, we note that significant portions of your existing disclosure and exhibits contain restrictive language applicable to your management or officers and directors. In all appropriate sections, please revise to clarify whether these restrictions are applicable to these Advisors. Alternatively, advise why no revision is necessary.

3.   Please clarify how the company will determine whether an acquisition meets the 80% test in the event that it acquires less than 100% of the target.

Certain Transactions, page 50

4.   Please revise your discussion to specifically discuss the warrant purchases and cancellations to date. With respect to the foregoing, please disclose the amount of warrants, the total consideration, and the per warrant consideration. Also, please describe any differences between these warrants and the warrants being issued in your offering. Please note that the company should also include this information under Item 15.

Exhibits

Exhibit 5.1

5.   We have reviewed your legality opinion filed as Exhibit 5.1 and request additional clarification of the language used. For example, you state that "[t]he shares of Class B Common Stock included in the Series B Units, when the Series B Units are sold, paid for and issued, will be duly and validly issued, fully paid and non-assessable." In some respects this language appears circular and appears to assume what it sets out to opine on. Please revise your opinion accordingly. In this respect language indicating that when the securities are sold, paid for and issued, as contemplated by the registration statement, they will be …" would appear to resolve this comment. Also, please note that as the warrants are contractual in nature, you are opining on Delaware contract law for purposes of the warrants, Units, and Purchase Option.

Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
February 14, 2007
p. 3

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Mittman
       Brad Shiffman
Fax: (212) 885-5001